1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
215.963.5000                                              Counselors at Law
Fax: 215.963.5001


Leon Salkin
Associate
215.963.5620
lsalkin@morganlewis.com


December 19, 2012


FILED AS EDGAR CORRESPONDENCE


Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and
    811-06400)
    ----------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on November 20, 2012, regarding the Trust's post-effective amendment No. 198, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 199, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on October 5, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Westwood Global Equity Fund, Westwood Global Dividend Fund, Westwood Emerging Markets Fund and Westwood Emerging Markets Plus Fund (together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE A CLASS AND INSTITUTIONAL SHARES PROSPECTUSES

1. COMMENT. Please confirm that the fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

Dominic Minore
December 19, 2012
Page 2

     RESPONSE. An "Acquired Fund Fees and Expenses" subcaption has been added to each Fund's "Annual Fund Operating Expenses" table.

2. COMMENT. Please provide a copy of the Expense Limitation Agreement relating to the Funds as an exhibit to the Trust's registration statement.

     RESPONSE. The agreement has been provided as an exhibit to post-effective amendment No. 202 to the Trust's registration statement.

3. COMMENT. In the "Principal Investment Strategies" sections, please add ", plus any borrowings for investment purposes," after each instance of "at least 80% of its net assets" and "at least 40% of its net assets."

     RESPONSE. The requested changes have been made.

4. COMMENT. In the Westwood Global Equity Fund and Westwood Global Dividend Fund "Principal Investment Strategies" sections, please replace "companies throughout the world" with "companies organized or located throughout the world. "

     RESPONSE. The requested changes have been made.

5. COMMENT. In the "Principal Investment Strategies" sections, please provide a plain english explanation of how structured notes provide exposure to certain foreign markets. Please also indicate whether structured notes will be considered "equity securities" for purposes of the Funds' 80% policies, and if so, please state that the structured notes will have economic characteristics similar to equity securities.

     RESPONSE. The disclosure regarding structured notes has been replaced with the following:

          Equity securities also include participatory notes, which are derivative instruments with economic characteristics similar to equity securities designed to replicate equity market exposure in certain foreign markets where direct investment is either impossible or difficult due to local investment restrictions.

6. COMMENT. In the Westwood Global Equity Fund and Westwood Global Dividend Fund "Principal Investment Strategies" sections, please replace "The Fund invests at least 40% of its net assets outside the United States" with "The Fund invests at least 40% of its net assets, plus any borrowings for investment purposes, in companies organized or located or doing a substantial amount of business outside the United States. "

     RESPONSE. The requested changes have been made.

7. COMMENT. Please confirm that no Fund currently anticipates investing more than 25% of its net assets in companies organized or doing a substantial amount of business in any one non-U. S. country and undertake to supplement the prospectus if any Fund invests more than 25% of its net assets in any one non-U. S. country with information about that country and associated risk information.

Dominic Minore
December 19, 2012
Page 3


     RESPONSE. No Fund currently anticipates investing more than 25% of its net assets in companies organized or doing a substantial amount of business in any one non-U. S. country. If any Fund's investment in companies organized or doing a substantial amount of business in any one non-U. S. country becomes a principal investment strategy of the Fund, the Fund will supplement its prospectus to include information regarding such investment.

8. COMMENT. Please address the impact of foreign taxes as well as the lack of transparency and available information with respect to non-U. S. companies in the "Foreign Company" principal risk factors.

     RESPONSE. The following sentence has been added to each Fund's "Foreign Company" principal risk factor:

          Differences in tax and accounting standards and difficulties obtaining information about foreign companies can negatively affect investment decisions.

     In addition, the fifth sentence of the "Foreign/Emerging Market Security Risk" paragraph in the "More Information About Risk" section has been replaced with the following:

          Financial statements of foreign issuers are governed by different accounting, auditing, and financial standards than U. S. issuers and may be less transparent and uniform than in the United States. Thus, there may be less information publicly available about foreign issuers than about most U. S. issuers.

9. COMMENT. Please confirm that the Funds' derivatives disclosure is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage.

     The Funds believe that their derivatives disclosure is consistent with the ICI Letter.

10. COMMENT. Please add a "Valuation Risk" factor to each Fund's "Principal Risks" section that addresses investments in derivatives and foreign companies.

     RESPONSE. The Funds believe that the existing "Derivatives Risk" paragraphs adequately disclose the valuation risk associated with derivatives. The following sentence has been added to each Fund's "Foreign Company Risk" paragraph:


----------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore
December 19, 2012
Page 4



          The Fund's investments in foreign securities are also subject to the risk that the securities may be difficult to value and/or valued incorrectly.

11. COMMENT. Please explain supplementally the difference between the Westwood Emerging Markets Fund and the Westwood Emerging Markets Plus Fund that accounts for the "Plus" in the latter Fund's name.

     RESPONSE. The Westwood Emerging Markets Plus Fund is so named because the market capitalizations of the companies in which the Fund typically invests are larger than the market capitalizations of the companies in which the Westwood Emerging Markets Fund typically invests. The Westwood Emerging Markets Plus Fund typically invests in companies with market capitalizations exceeding $1.5 billion, whereas the Westwood Emerging Markets Fund typically invests in companies with market capitalizations exceeding $500 million.

12. COMMENT. Please add ", in which case your distribution will be taxed when withdrawn from the tax-deferred account" to the end of the "Tax Information" section.

     RESPONSE. The requested change has been made.

13. COMMENT. Please include a discussion of the Funds' "Principal Investment Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C. 3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. " In the Funds' prospectus, information relating to the Funds' principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N- 1A.

14. COMMENT. In the "Comparable Fund Performance" section, please state that, throughout the Relevant Period, the Portfolio Manager was identified in the Comparable Fund's prospectus as being responsible for exercising final decision making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Comparable Fund. Please also state, if accurate, that the Portfolio Manager will exercise the same level of authority and discretion in managing the Westwood Emerging Markets Fund.

     RESPONSE. The section has been revised as follows:

          Throughout the Relevant Period, the Portfolio Manager was identified to Comparable Fund shareholders as being responsible for exercising final decision making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Comparable Fund and the Portfolio Manager will exercise the same level of authority and discretion in managing the Westwood Emerging Markets Fund.

Dominic Minore
December 19, 2012
Page 5



15. COMMENT. Please state that the "Comparable Fund Performance" section is not applicable to the Westwood Emerging Markets Plus Fund.

     RESPONSE. The following sentence has been added to the beginning of the section:

          THIS SECTION APPLIES ONLY TO THE WESTWOOD EMERGING MARKETS FUND.

16. COMMENT. In the "Comparable Fund Performance" section, please underline "not" in the following sentence: "The following data illustrates the past performance of the Portfolio Manager in managing the Comparable Fund and does not represent the performance of the Westwood Emerging Markets Fund. "

     RESPONSE. The requested change has been made.

17. COMMENT. In the "Comparable Fund Performance" section, please state that the Comparable Fund was the only account for which the Portfolio Manager was primarily responsible for the day-to-day management that had an investment objective, policies and strategies that were substantially similar to those of the Westwood Emerging Markets Fund, or alternatively, include other such accounts in the "Comparable Fund Performance" presentation.

     RESPONSE. In addition to managing the Comparable Fund, the Portfolio Manager also managed other private accounts with investment objectives, policies and strategies substantially similar to those of the Westwood Emerging Markets Fund while at her prior firm ("Prior Firm Other Accounts"). We respectfully disagree, however, with the determination that the Prior Firm Other Accounts must be included in the "Comparable Fund Performance" presentation. When investment performance is presented in an advertisement, a registered adviser is required to meet the record keeping requirements of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). In this case, the Adviser does not possess or have access to the required records that support the performance of the Prior Firm Other Accounts. Accordingly, the performance of the Prior Firm Other Accounts cannot be included in the "Comparable Fund Performance" presentation. The exclusion of the performance of the Prior Firm Other Accounts is consistent with the SEC staff guidance set forth in FIDUCIARY MANAGEMENT ASSOCIATES, INC. (pub. Avail. Mar. 5, 1984). In FIDUCIARY MANAGEMENT ASSOCIATES, INC. , the SEC staff stated that the presentation of the performance of select accounts managed by a portfolio manager at a prior adviser is not misleading so long as the performance of the accounts included in the presentation is not "materially different" from the performance of the excluded accounts. Based on the Adviser's review of the performance of the Prior Firm Other Accounts, it has determined that the performance of the Prior Firm Other Accounts was not materially different than the performance of the Comparable Fund. The following disclosure has been added to the "Comparable Fund Performance" section in order to make investors aware of the exclusion of the performance of the Prior Firm Other
     Accounts:

Dominic Minore
December 19, 2012
Page 6

          During the Relevant Period, the Portfolio Manager also managed other accounts with investment objectives, policies and strategies substantially similar to those of the Westwood Emerging Markets Fund. Performance results for these other accounts have not been provided due to lack of supporting records. However, the composite performance of these other accounts is not materially different than the Comparable Fund performance.

18. COMMENT. In the "Comparable Fund Performance" section, please clarify that the "MF Series" is equivalent to a "class" of the Comparable Fund and explain supplementally the reasons for showing the performance data relating to the MF Series.

     RESPONSE. The section has been revised as follows:

          The following tables set forth performance data relating to the historical performance of the MF Series class of the Comparable Fund.

     The performance data of the MF Series is presented in the "Comparable Fund Performance" section because the MF Series is the class of the Comparable Fund that has the highest fees and expenses.

19. COMMENT. In the "Comparable Fund Performance" section, please state that the Comparable Fund performance data provided is net of sales loads and account fees.

     RESPONSE. The section has been revised as follows:

          The data provided, which is net of all actual fees and expenses (including any sales loads and account fees) of the Comparable Fund, illustrates the past performance of the Portfolio Manager in managing a substantially similar fund as measured against the MSCI Emerging Markets Index (the "Comparable Index").

20. COMMENT. In the "Comparable Fund Performance" section, please consider deleting the sentence that reads: "Share prices and investment returns will fluctuate reflecting market conditions, changes in currency rates as well as changes in company specific fundamentals of portfolio securities. "

     RESPONSE. The sentence has been deleted.

21. COMMENT. In the "Comparable Fund Performance" section, please state, if accurate, that the performance data was not calculated in the manner required by the SEC for U. S. mutual funds and disclose the method that was used to calculate the performance data.

     RESPONSE. The following sentence has been added to the section:

          In addition, the performance information shown below was not calculated in accordance with SEC standardized performance methodology. If the performance information was calculated in accordance with SEC standardized performance methodology, the performance results may have been different.

Dominic Minore
December 19, 2012
Page 7



22. COMMENT. In the "Comparable Fund Performance" tables, please integrate the disclosure in footnote 1 into the tables.

     RESPONSE. The first sentence of footnote 1 has been deleted and the headings to the tables have been modified as follows:

          Calendar Year Total Pre-Tax Returns

          Average Annual Total Pre-Tax Returns

23. COMMENT. In the "Comparable Fund Performance" tables, please use minus signs, as opposed to parentheses, to denote negative returns.

     RESPONSE. The requested changes have been made.

24. COMMENT. Please confirm supplementally that the Portfolio Manager did not manage the Comparable Fund beyond April 2012.

     RESPONSE. The Portfolio Manager did not manage the Comparable Fund beyond April 2012.

25. COMMENT. In the last sentence of footnote 3 to the "Comparable Fund Performance" tables, please replace "anticipates benchmarking" with "will benchmark. "

     RESPONSE. The requested change has been made.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

26. COMMENT. In the "Investment Limitations" section, please add "or group of industries" after "the same industry" in the second non-fundamental policy to conform the policy to the "Concentration" description at the end of the section.

     RESPONSE. The requested change has been made.

27. COMMENT. In the "Investment Limitations" section, please add "(including pledging, mortgaging or hypothecating assets)" after "Borrow money from a bank" in the third non- fundamental policy to conform the policy to the "Borrowing" description at the end of the section.

     RESPONSE. We have removed "(including pledging, mortgaging or hypothecating assets)" from the "Borrowing" description to conform the "Borrowing" description to the borrowing investment limitation.

28. COMMENT. Please add an anti-leveraging policy in the "Investment Limitations" section, or alternatively, add risk disclosure regarding leverage.

Dominic Minore
December 19, 2012
Page 8

     RESPONSE. We are not aware of any requirement in Form N-1A to include an anti-leveraging policy in a fund's investment restrictions, and therefore, we respectfully decline to do so. We believe the "Description of Permitted Investments" section of the SAI includes appropriate risk disclosure with respect to the risk of leverage associated with the Funds' permitted investments.

29. COMMENT. Please add disclosure regarding reverse repurchase agreements or delete the reference to such investments in the "Senior Securities" paragraph of the "Investment Limitations" section.

     RESPONSE. Reverse repurchase agreement disclosure has been added to the "Description of Permitted Investments" section.

30. COMMENT. Please add disclosure regarding securities lending or delete the reference to securities lending in the "Lending" paragraph of the "Investment Limitations" section.

     RESPONSE. Securities lending disclosure has been added to the "Description of Permitted Investments" section.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin